Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Ratio of earnings to fixed charges
	Six months ended June 30, 2010	Year ended December 31, 2010
		2009	2008	2007	2006	2005
Loss before tax	(19,097)	(59,757)	(20,695)	(38,637)	(27,550)	(21,245)
Fixed charges	21	3,997	823	180	2	3

Adjusted loss	(19,076)	(55,760)	(19,872)	(38,457)	(27,548)	(21,242)

Fixed charges:
Interest expense	—	3,993	819	176	—	—
Interest expense on rent	21	4	4	4	2	3

Total fixed charges	21	3,997	823	180	2	3

Ratio of earnings to fixed charges[1]	—	—	—	—	—	—

Coverage deficiency	(19,097)	(59,757)	(20,695)	(38,637)	(27,550)	(21,245)

[1]	Our earnings were insufficient to cover fixed charges in each of the five years ended December 31, 2009 and for the six months ended June 30, 2010 and accordingly ratios are not presented.